EXHIBIT 99.2

# Raymond James & Associates
# Institutional Investors Conference

*March 4, 2003*



# ExpressJet Holdings, Inc.







Portions of this presentation contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements reflect our expectations about future events and are subject to uncertainties, many of which are outside our control. Some of the known risks that could significantly impact revenues, operating results and capacity include, but are not limited to, our dependence on our capacity purchase agreement with Continental Airlines; our dependence on Continental Airlines' financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible Federal Aviation Administration requirements; our high leverage; certain tax matters; competition and industry conditions; and the seasonal nature of the airline business. Additional information concerning these risk factors are described in our filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended December 31, 2002. In light of these uncertainties, the events described in the forward-looking statements of this presentation might not occur or might occur to a materially different extent than described in this presentation. We undertake no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise.

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## ExpressJet Airlines

- The world's largest operator of regional jets
  - 196 Embraer ERJs at March 4, 2003
  - 78 firm orders
  - 100 options
- Exclusive operator of regional jets for Continental Airlines in hubs
  - New York/Newark, Houston and Cleveland
- Approximately 1,000 flights daily to 114 destinations in USA, Mexico and Canada
- Named 2003 Regional Airline of the Year by *Air Transport World*

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## 2002 Financial Accomplishments

- Achieved excellent financial results in a difficult industry environment:
  - 11% revenue growth to $1.1 billion
  - 75% net income to common shareholders growth to $84 million
  - 55% basic and diluted EPS growth to $1.38
  - 13.6% operating margin
  - Excluding government grant, CASM declined 9%
  - Increased cash balance to $121 million
  - Reduced debt by $227 million, including $80 million in prepayments
- Executed $480 million initial public offering (NYSE: XJT):
  - Sold 30 million shares at $16 per share
  - Largest US airline IPO in history

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## 2002 Operational Accomplishments

- Completed transition to an all-jet fleet of Embraer regional jets
  - Inducted 51 ERJs
  - Retired last 33 turboprops
  - Introduced new longer range ERJ-145XR aircraft
  - Achieved 99.9% controllable* completion factor and 99.0% total completion factor
  - Served 9.2 million customers
  - Opened new stations in 12 cities
  - Hired approximately 600 employees

** Excludes cancellations due to weather and air traffic control*

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# Current ExpressJet Cities



- ● Current Cities
- ● Hub Locations

*As of March 2003*

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# 2002 Operating Results

| (In millions, except per share data) | Full Year 2002 | H/(L) than 2001 | % H/(L) Than 2001 |
|---|---|---|---|
| Total Operating Revenue | $ 1,089.1 | $ 108.6 | 11.1 |
| | | | |
| Operating Expenses | | | |
| Wages, Salaries & Benefits | $ 237.3 | $ 23.7 | 11.1 |
| Aircraft Rent | 199.2 | 30.4 | 18.0 |
| Fuel | 100.1 | (9.7) | (8.9) |
| Maintenance, Material & Repair | 97.2 | (38.2) | (28.2) |
| Other Rentals & Landing Fees | 89.1 | 17.8 | 25.0 |
| Other Operating Expenses | 218.4 | 37.8 | 21.0 |
| Total Operating Expenses | $ 941.3 | $ 61.8 | 7.0 |
| | | | |
| Operating Income (Loss) | $ 147.8 | $ 46.8 | 46.3 |
| | | | |
| Non-Operating Income (Expense) | $ (9.2) | $ (12.1) | (56.9) |
| | | | |
| Income/(Loss) Before: | $ 138.6 | $ 58.9 | 73.9 |
| Federal & State Income Taxes | (53.8) | 22.2 | 70.2 |
| | | | |
| Preferred Stock Dividend | (0.5) | 0.5 | n/m |
| Net Income/(Loss) to Common | $ 84.3 | $ 36.2 | 75.3 |
| | | | |
| Operating Margin | 13.6% | 3.3 pts | |
| EPS | $ 1.38 | $ 0.49 | 55.1 |

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- During industry down turn, pre-paid $80 million in debt and built $50 million in cash



*Other includes deferred income taxes and proceeds from sale of turboprop assets*







## ERJ-145 2002 Cost Performance

- Focus on costs and efficiency yielded upside for our shareholders and a rebate to Continental Airlines

| | Q1 | Q2 | Q3 | Q4 |
|---|---|---|---|---|
| Actual Cost per Block Hour | $1,952 | $1,915 | $1,925 | $1,969 |
| Planned Cost per Block Hour | $2,139 | $2,097 | $2,095 | $2,113 |
| **Improvement** | **8.7%** | **8.7%** | **8.1%** | **6.8%** |

## ERJ-145XR Overview

- 1,500 mile range versus 1,100 miles for current fleet of ERJ-145LRs
- 100% commonality for flight deck and engine core
- 95% commonality for spare parts
- 104 aircraft, 100 options
- Began service November 2002



## Year End Fleet Plan – Firm Orders



- ExpressJet has 100 option positions it can exercise

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## Projected ASM Growth



*Projected for firm aircraft orders only*

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## Continental Airlines – A Strong Partner

- We are partnered with the best hub-and-spoke carrier
  - Operating at RASM premium to industry
  - Focusing on product and customer service



2002 EBITDAR Margin

EBITDAR Margin = (Operating Income + Depreciation & Amortization + Aircraft Rentals)/Operating Revenue
Excludes non-recurring items

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## Value in ExpressJet

- Regional airline group P/E multiples are well below historical ranges

|  | XJT | ACAI | SKYW* | MESA |
|---|---|---|---|---|
| Closing Price 2/27/2002 | $7.97 | $6.14 | $8.97 | $4.00 |
| 2002 EPS Result | $1.38 | $1.17 | $1.34 | $0.50 |
| 2002 P/E | 5.8 | 5.2 | 6.7 | 8.0 |

* Used First Call consensus estimate for 4Q

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- ExpressJet is well-positioned for the future
  - All-jet, single fleet type operator
  - Planned capacity growth of 29% in 2003
  - Scale and launch customer economic advantages
  - Established track record for reliability and efficiency
  - Seamless product offering with Continental Airlines
  - Partnered with well positioned major airline
  - Infrastructure in place to support growth
  - Industry top-tier financial performance



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